Herrick, Feinstein LLP
                                  2 Park Avenue
                            New York, New York 10016

                                                                  August 9, 2005

United States Securities and
   Exchange Commission
100 F Street, N.E.
Washington, D.C.  20002

Attn: Anita Karu

              Re: Amendment No. 3 to Form 10-SB (File No. 0-51168)
                  ------------------------------------------------

Ladies and Gentlemen:

      Set forth below are responses to the comments set forth in the letter dated August 1, 2005 (the "SEC Comment Letter") from H. Christopher Owings, Assistant Director -- Division of Corporation Finance at the United States
Securities and Exchange Commission (the "SEC"), to David Devine. Capitalized terms not otherwise defined herein shall have the same meanings herein as in the Amendment No. 3 to Form 10-SB filing (the "Amendment") accompanying this letter.

1. Revenues recorded for the two foreign distribution agreements containing restrictions were as follows:

         CIS                        US $ 50,000
         Italy                      US $136,000 (110,000 Euros)

      As previously discussed, the Company's management is of the opinion that the Company has met all the conditions required under paragraphs 7 and 14 of SOP 00-2. In this regard, (i) contracts have been signed; (ii) the film is completed and has been accepted by the distributor; (iii) the license period has begun and the customer can begin to exhibit the film under its pay per view, ancillary (hotel), video and pay TV rights; (iv) the fee is fixed; and (v) the fee has been collected.

      In accordance with paragraph 14 of SOP 00-2, no related revenue should be recognized until the restriction has expired. The management of the Company believes that the cinematic rights had no value when the contracts were signed and total revenue was related to rights that had no restrictions associated therewith.

      Furthermore, the cinematic rights restriction was a clause inserted into agreements to cover any potential restrictions by a major studio theatrical distributor in the United States. The United States distribution agreement with independent distribution company Echo Bridge Entertainment LLP (a copy of this agreement was previously submitted to the SEC staff for internal review) contains no restrictions on international cinematic rights. Accordingly, the conditional restrictions on the rights to theatrical release in CIS and Italy never applied.

2. After the production loan has been repaid and until the purchasers receive the amount equal to their original purchase price (approximately $2.5 million), they will be entitled to a pari passu participation in revenue ranging between 27.37% and 42.31% depending on the source of revenue. After the initial recoupment, revenue participation ranges between 18.33% and 23.19%. The Company confirms that all revenues recorded are in excess of the amounts entitled to by the purchasers.

3. The Company confirms that its Consolidated Statement of Shareholders' Equity captures all share issuances for the year ended December 31, 2004. In this regard, reference is also made to revised Notes 18 and 15 to the Company's Consolidated Financial Statements for the year ended December 31, 2004.

      Set forth below is the requested detailed reconciliation which explains the 6.3 million Common Shares issued to insiders.

            a. The advances, of $471,708, from corporations controlled by certain officers were settled by an issuance of 4,717,082 Common Shares.

            b. Amounts due to corporations controlled by certain officers, in the amount of $280,325, settled by an issuance of 282,918 Common Shares.

            c. A fee of $30,000 was paid (by the issuance of 300,000 Common Shares) to the same corporations for bridge financing provided in connection with Bailey's Billions.

            d. During 2004, corporations controlled by certain officers subscribed for 1,000,000 units of the Company, which units included 1,000,000 Common Shares. (See revised Note 15(ii) to the Company's Consolidated Financial Statements for the year ended December 31, 2004.)

      Set forth below is the weighted average share calculation. The earnings per share calculation is set forth in revised Note 16 to the Company's Consolidated Financial Statements for the year ended December 31, 2004.

Basic shares

                                                   # of Common      Average       % Days        Weighted
                                                      shares       # of days     in Year        Average
                                                ------------------------------------------------------------

Opening Balance January 1, 2004                    14,261,838        365         100.00%       14,261,838

April 5, 2004 - Issued re: settlement of BDC          100,000        268          73.42%           73,425
bank
June 29, 2004 - Issued re: settlement of RBC        2,042,054        184          50.41%        1,029,419
debt
September 30, 2004 - Issued re: private             6,360,000         93          25.48%        1,620,493
placement
September 30, 2004 -Issued re: settlement           4,717,082         93          25.48%        1,201,887
related part debt
September 30, 2004 - Issued re: settlement on       4,022,918         93          25.48%        1,025,017
A/P and A/L
Dec 22/04                                             380,450         10           2.74%           10,423
Dec 31/04                                             366,666          1           0.27%            1,005
                                                   ----------                                  ----------
                                                   32,251,008                                  19,223,507
                                                   ==========                                  ==========

Fully diluted shares

                                        incremental      Average       % Days
                                        # of shares     # of days     in Year
                                        -------------------------------------
Total options outstanding                 274,926         188          51.51%         141,606
                                                                                   ----------

                                                                                   19,365,112
                                                                                   ==========

4.    Upon the Company's adoption of SOP 00-2, the following actions were taken:
      (i) the Company adopted the provisions of paragraphs 43 through 48 to determine the fair value of films; (ii) the resultant write down was in excess of costs previously capitalized that were no longer allowed under the provisions of paragraph 30 (thus, no further write downs were necessary); (iii) the Company adopted the provisions of paragraphs 34 through 40 to calculate annual amortization of its film costs; and (iv) the Company limited the estimates on which it based the ultimate revenues according to all of the provisions of paragraphs 39(a) through 39(h) of SOP 00-2 and based its estimates of ultimate revenues in the periods presented below solely on (y) historical revenues from the Company's historical video and DVD sales in North America and broadcast licenses in territories that the Company's films had previously been exploited and (z) discounted estimates provided by established third party foreign sales agents and distributors with whom the Company had agreements. Such third party foreign sales agents and distributors furnished significant persuasive evidence that such estimates were realizable according to paragraph 39(c) of SOP 00-2.

      Set forth below are the calculations of the film cost amortization:

------------------------------------------------------------------------------------------------------------------
2003               NBV              Ultimate         Revenue          Amortization       Write          Remaining
                                    Revenue                                              Down           Period
------------------------------------------------------------------------------------------------------------------
Composers            179,521          300,000        224,529          134,350                           2 years
------------------------------------------------------------------------------------------------------------------
Artists            2,584,466        4,500,000        178,951          102,776                           6 years
------------------------------------------------------------------------------------------------------------------
Inventors          2,196,735        2,500,000        265,589          233,371                           4 years
------------------------------------------------------------------------------------------------------------------
2004
------------------------------------------------------------------------------------------------------------------
Composers             45,171          150,000        243,315           45,171                           1
------------------------------------------------------------------------------------------------------------------
Artists            2,452,391        3,100,000        199,177          143,731            750,000        5
------------------------------------------------------------------------------------------------------------------
Inventors          1,901,042        2,100,000        212,763          142,845            250,000        3
------------------------------------------------------------------------------------------------------------------

5. The Company considers its films to be an "evergreen" library, i.e., every new generation of children represents a new audience for the Company's films. These films have both entertainment and educational values and contain timeless subject matter. Therefore, the estimate of 20 years is not unreasonable in the opinion of the Company's management.

      As for the revenue stream, while the Company expects certain fluctuations over time, due largely to the sale of multi-year TV rights in different territories, on average, $250,000 per year per series (approximately $40,000 per episode) is believed by the management of the Company to be achievable with reasonable certainty. The Company uses a 15% discount rate (which is about 3.5 times higher than the risk-free rate) in its determination of net present value.

      The Company has recently entered into agreements with two well-regarded sales agents for broadcast and video rights of its series in Germany, Spain, Italy, Japan and Korea that management of the Company believes realistically estimate the minimum value of sales in these territories, with licenses set to begin no later than the end of January 2006 at between $1 million (U.S.) and $2 million (U.S.). In addition, the Company is currently reviewing offers for the same rights from two established distributors in France and the Baltic territories with advances of over $1.4 million (U.S.). Approximately 25% to 30% of the above revenues would be attributed to The Artists' Specials. If only one of the foregoing opportunities proves successful, revenues of The Artists' Specials will more than double the annual average of

      $250,000 the Company has estimated. In addition, with regard to The Artists' Specials, the Company's license with HBO for the United States premier cablecast of these productions was significantly higher than that of any of the Company's other production specials (i.e., more than triple The Composers' Specials and almost double that of The Inventors' Specials). Furthermore, with the advent of HBO's multiplex services (including "HBO Family"), the HBO licenses for The Artists' Specials were for a 5-year term commencing in 2000, rather than the more typical 2-year term. As a result, more revenue from The Artists' Specials came in from the United States in year 1. Moreover, unlike the other Company's other production specials, the United States rights in respect of The Artists' Specials became available for exploitation during the second quarter of 2005 (this last point speaking to timing and "average" annual revenues).

6. Film cost amortization calculations were based on 2004 revenues from Bailey's Billons of $3,160,000, cost of $6,965,000 and ultimate revenues of $12,600,000. The ultimate revenue was calculated net of revenue attributable to equity purchasers. Ultimate revenue was estimated as follows

Sale of copyright interest (Actual)                                   2,500,000
Sale of Canadian distribution rights (Actual)                           250,000
Sale of International distribution rights (Actual)                    2,700,000
Estimated TV sales in North America                                   4,000,000
Estimated TV sales in Foreign territories                             2,775,000
Estimated DVD/Video sales in North America                            4,000,000
Estimated DVD/Video sales in Foreign territories                      2,775,000
                                                                     ----------
                                                                     19,000,000
Copyright purchasers pari passu share                                (2,500,000)
Further copyright purchasers entitlement at 23.20%                   (3,830,000)
                                                                     ----------
                                                                     12,670,000
                                                                     ----------
Used                                                                 12,600,000
                                                                     ==========

7.    No response required.

8. Reference is made to revised Note 20 to the Company's Consolidated Financial Statements for the year ended December 31, 2004.

9. Deferred revenues relate to the sale of international distribution rights for Bailey's Billions. The Company recognized this revenue upon repayment of a production loan, which occurred on May 23, 2005.

      Please direct any questions or comments you may have regarding the Amendment to the undersigned at (212) 592-1557 (Direct Dial), (212) 545.3322 (Direct Fax) or detna@herrick.com.

                                                     Very truly yours,

                                                     /s/ Daniel A. Etna
                                                     ------------------

cc: R. Mozer